 ABN 50 002 664 495  Interim Financial Report for the Six Months Ended December 31, 2019

PIEDMONT LITHIUM

CORPORATE DIRECTORY

DIRECTORS:

Mr Ian Middlemas – Chairman
Mr Keith Phillips – President & CEO
Mr Anastasios Arima – Non-Executive Director
Mr Jeffrey Armstrong – Non-Executive Director
Mr Jorge Beristain – Non-Executive Director
Mr Levi Mochkin – Non-Executive Director

COMPANY SECRETARY:

Mr Gregory Swan

OFFICES:

Head Office:
32N Main Street Suite 100
Belmont, NC 28012
UNITED STATES

Site Office:
5706 Dallas-Cherryville Highway 279
Bessemer City, NC 28016
UNITED STATES

Registered Office:
Level 9, 28 The Esplanade
Perth WA 6000
AUSTRALIA

WEBSITE:

www.piedmontlithium.com

STOCK EXCHANGE LISTINGS:

Nasdaq Capital Market **(NASDAQ: PLL)**
Australian Securities Exchange **(ASX: PLL)**

SHARE REGISTRY:

Computershare Investor Services Pty Ltd
Level 11, 172 St Georges Terrace
Perth WA 6000
AUSTRALIA
Tel: +61 8 9323 2000

LAWYERS:

United States:
Gibson, Dunn & Crutcher
Johnston, Allison & Hord Attorneys

Australia:
DLA Piper Australia

BANKERS:

United States:
The Bank of New York Mellon Corporation
PNC Financial Services Group, Inc.

Australia:
Australia and New Zealand Banking Group Limited

AUDITOR:

Deloitte Touche Tohmatsu

CONTENTS

	Page
Directors' Report	1
Directors' Declaration	5
Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income	6
Condensed Consolidated Statement of Financial Position	7
Condensed Consolidated Statement of Changes in Equity	8
Condensed Consolidated Statement of Cash Flows	9
Notes to the Financial Statements	10
Auditor's Independence Declaration	17
Independent Auditor's Review Report	18

Piedmont Lithium Limited **Financial Report for the Six Months Ended December 31, 2019**

DIRECTORS' REPORT

The Directors of Piedmont Lithium Limited present their report on Piedmont Lithium Limited ("**Piedmont**" or "**Company**") and the entities it controlled during the interim six-month period ended December 31, 2019 ("**Consolidated Entity**" or "**Group**").

DIRECTORS

The names of the Directors of Piedmont Lithium Limited in office during the interim period and until the date of this report are:

Mr Ian Middlemas	Chairman
Mr Keith Phillips	Managing Director, President & Chief Executive Officer
Mr Anastasios Arima	Non-Executive Director *(Executive Director until January 31, 2020)*
Mr Jeffrey Armstrong	Non-Executive Director
Mr Jorge Beristain	Non-Executive Director
Mr Levi Mochkin	Non-Executive Director

Unless otherwise shown, all Directors were in office from the beginning of the interim period until the date of this report.

OPERATING AND FINANCIAL REVIEW



USA
Piedmont Lithium Project
Lincolnton
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li_2O
Core Property
Central Property
Hallman-Beam Mine
Sunnyside Property
Bessemer City
Shelby
Gastonia
Kings Mountain Mine
Livent, Bessemer City Lithium Processing Facility
Proposed Piedmont Lithium Chemical Plant Site
Albemarle, Kings Mountain Lithium Processing Facility
Charlotte
North Carolina
South Carolina
77
321
85
N
Piedmont Lithium project
Major highway
Railway
City
20 km

Figure 1: Piedmont Lithium Project located within the TSB

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019 1

DIRECTORS' REPORT
(Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Piedmont Lithium Project

The Group holds a 100% interest in the Piedmont Lithium Project ("**Project**") located within the Carolina Tin-Spodumene Belt ("**TSB**") and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world's lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

The Project comprises approximately 2,295 acres, of which the Group owns approximately 133 acres of surface property (and associated mineral rights) with the remainder subject to exclusive option agreements or land acquisition agreements with local landowners. In addition, the Company also owns a property in Kings Mountain, North Carolina, comprising approximately 61 acres, for the site of the Company's planned chemical plant.

In August 2019 the Company published an expanded Scoping Study for an integrated lithium hydroxide business, which featured a 25-year project life, NPV_8 of US$1.45 billion, a US$3,105 per tonne lithium hydroxide cash operating cost, and a US$199 per tonne spodumene concentrate cash operating cost.

Highlights

Highlights during and subsequent to the interim period were as follows:

(a) Completed an expanded Scoping Study for the fully-integrated Project, which was managed by independent consultants, Primero Group Limited ("**Primero**"), and delivered outstanding results including:

- a 25-year mine life and compelling economics including an NPV of US$1.45 billion and an after-tax IRR of 34%, due to attractive capital and operating costs;
- a chemical plant producing 22,700tpa of lithium hydroxide supported by an open pit mine and concentrator producing 160,000tpa of 6% spodumene concentrate; and
- by-product quartz (86,000tpa), feldspar (125,000tpa), and mica (13,000tpa) providing credits to the cost of lithium production;

(b) Completed federal permitting required to develop the proposed mine and concentrator at the Project, following receipt of a Clean Water Act Section 404 Standard Individual Permit from the US Army Corps of Engineers;

(c) Appointed Hatch to deliver a pre-feasibility study ("**PFS**") for the Company's proposed lithium hydroxide chemical plant in Kings Mountain, North Carolina, United States. Hatch is a global leader in the development of lithium conversion projects and will utilize its experienced lithium staff to complete the PFS by mid-2020. Primero and Marshall Miller are continuing their work on the proposed mine and concentrator at the Project;

(d) In response to strong interest from prospective lithium hydroxide customers, the Company is accelerating the development of its lithium chemical plant by compressing its project timeline into a single-stage, effectively accelerating chemical plant development by one year while deferring the mine and concentrator construction start date by one year, resulting in integrated operations from day one;

(e) Completed PFS-level metallurgical test work demonstrating high quality spodumene concentrate product with a grade above 6.0% Li_2O, iron oxide below 1.0%, and low impurities from representative samples using a combination of Dense Medium Separation and flotation technology;

(f) Completed the Company's Phase 4 drill program, which comprised 113 holes for a total of 18,393 meters. The Phase 4 drill program was successful in expanding the Project's mine life from 13 to 25 years (as reported in the expanded Scoping Study published in August 2019);

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019 2

DIRECTORS' REPORT
(Continued)

PIEDMONT LITHIUM

OPERATING AND FINANCIAL REVIEW (Continued)

Highlights (Continued)

(g) Assays from the final 19 drill holes of the Phase 4 drilling program at our Central and Core properties intersected significant mineralization, including 36.0m @ 1.11% Li_2O and 44.9m @ 1.30% Li_2O in Hole 19-CT-19, 13.0m @ 1.28% Li_2O and 7.3m @ 1.37% Li_2O in Hole 19-CT-26, and 14.8m @ 1.55% Li_2O and 12.4m @ 1.02% Li_2O in Hole 19-BD-332;

(h) Completed Mineral Resource estimates and bench-scale metallurgical testwork for by-product quartz, feldspar and mica as by-products of spodumene concentrate from the Project. The Mineral Resource estimates were prepared by independent consultants, CSA Global Pty Ltd;

(i) Entered into a Letter of Intent with Ion Carbon & Minerals, LLC ("Ion") to partner to market the quartz, feldspar, and mica produced at the Project. Ion is wholly owned by the AMCI Group, a leading specialist natural resources investor and marketer with a long-standing track record of success across a broad range of commodities;

(j) Continued numerous preliminary off-take, financing and strategic conversations, including companies from the lithium, mining, chemicals, battery, automotive and private equity sectors; and

(k) Completed a private placement of 145 million shares at an issue price of A$0.145 per share to raise gross proceeds of A$21.0 million (US$14.6 million), led by cornerstone investor, Fidelity International and the Company's largest shareholder, AustralianSuper.

Operating Results

The Consolidated Entity's net loss after tax for the six months ended December 31, 2019 was US$3,475,979 (December 31, 2018: US$3,921,521). This loss is partly attributable to:

(a) exploration and evaluation expense of US$2,244,601 (December 31, 2018: US$2,700,013), which is attributable to the Group's accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest; and

(b) non-cash share-based payment expenses of US$99,137 (December 31, 2018: US$337,118) which is attributable to expensing the value (estimated using an option pricing model) of incentive options granted to key employees, consultants and advisors. The value is measured at grant date and recognised over the period during which the option holders become unconditionally entitled to the options.

SIGNIFICANT POST BALANCE DATE EVENTS

(a) On February 11, 2020, the Company announced the proposed issue, subject to shareholder approval, of 2,000,000 fully paid ordinary shares to Non-Executive Directors and 6,000,000 incentive options and 2,250,000 performance rights to the Managing Director as part of remuneration arrangements and to incentivise continued performance.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.

Piedmont Lithium Limited **Financial Report for the Six Months Ended December 31, 2019** 3

DIRECTORS' REPORT
(Continued)

AUDITOR'S INDEPENDENCE DECLARATION

Section 307C of the Corporations Act 2001 requires our auditors, Deloitte Touche Tohmatsu, to provide the directors of Piedmont Lithium Limited with an Independence Declaration in relation to the review of the interim financial report. This Independence Declaration is on page 17 and forms part of this Directors' Report.

Signed in accordance with a resolution of Directors.

KEITH PHILLIPS
President & CEO

March 9, 2020

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019 4

 DIRECTORS' DECLARATION    In accordance with a resolution of the Directors of Piedmont Lithium Limited, I state that:In the opinion of the Directors:the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including:section 304 (compliance with accounting standards and Corporations Regulations 2001); andsection 305 (true and fair view); andthere are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.On behalf of the Board  KEITH PHILLIPSPresident & CEOMarch 9, 2020                Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019  7

PIEDMONT LITHIUM

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019

	Note	Six Months Ended December 31, 2019 US$	Six Months Ended December 31, 2018 US$
Continuing operations			
Finance income/(expenses)	3	**107,672**	47,793
Exploration and evaluation expenses		**(2,244,601)**	(2,700,013)
Corporate and administrative expenses		**(721,382)**	(486,710)
Business development expenses		**(564,702)**	(660,991)
Share based payments		**(99,137)**	(337,118)
Other income/(expenses)	3	**46,171**	215,518
Loss before income tax		**(3,475,979)**	(3,921,521)
Income tax expense		**-**	-
Loss for the period		**(3,475,979)**	(3,921,521)
Loss attributable to members of Piedmont Lithium Limited		**(3,475,979)**	(3,921,521)
Other comprehensive income			
Items that may be reclassified subsequently to profit or loss:			
Exchange differences arising on translation of foreign operations		**(10,521)**	(353,936)
Other comprehensive loss for the period, net of tax		**(10,521)**	(353,936)
Total comprehensive loss for the period		**(3,486,500)**	(4,275,457)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		**(3,486,500)**	(4,275,457)
Loss per share			
Basic and diluted loss per share (cents per share)		**(0.43)**	(0.68)

The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019 6

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2019

	Note	December 31, 2019 US$	June 30, 2019 US$
ASSETS			
Current Assets			
Cash and cash equivalents		**11,392,862**	4,432,150
Trade and other receivables		**61,818**	59,679
Total Current Assets		**11,454,680**	4,491,829
Non-Current Assets			
Exploration and evaluation assets	4	**4,384,298**	2,265,121
Property, plant and equipment	5	**890,997**	26,195
Total Non-Current Assets		**5,275,295**	2,291,316
TOTAL ASSETS		**16,729,975**	6,783,145
LIABILITIES			
Current Liabilities			
Trade and other payables		**566,226**	2,144,071
Other financial liabilities	6	**317,203**	-
Total Current Liabilities		**883,429**	2,144,071
Non-Current Liabilities			
Other financial liabilities	6	**739,143**	-
Total Non-Current Liabilities		**739,143**	-
TOTAL LIABILITIES		**1,622,572**	2,144,071
NET ASSETS		**15,107,403**	4,639,074
EQUITY			
Contributed equity	7	**63,428,978**	48,853,707
Reserves	8	**1,098,246**	1,990,135
Accumulated losses		**(49,419,821)**	(46,204,768)
TOTAL EQUITY		**15,107,403**	4,639,074

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019 7

PIEDMONT LITHIUM

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019

	Ordinary Shares US$	Share Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$
As at July 1, 2019	**48,853,707**	**2,287,301**	**(297,166)**	**(46,204,768)**	**4,639,074**
Effect of adoption of AASB 16 (Note 1(c))	-	-	-	**(13,009)**	**(13,009)**
As at July 1, 2019 (restated)	**48,853,707**	**2,287,301**	**(297,166)**	**(46,217,777)**	**4,626,065**
Net loss for the period	-	-	-	**(3,475,979)**	**(3,475,979)**
Exchange differences arising on translation of foreign operations	-	-	**(10,521)**	-	**(10,521)**
Total comprehensive loss	-	-	**(10,521)**	**(3,475,979)**	**(3,486,500)**
Share placement	**14,557,710**	-	-	-	**14,557,710**
Share issue costs	**(689,009)**	-	-	-	**(689,009)**
Exercise of incentive options	**706,570**	**(706,570)**	-	-	-
Expiration of incentive options	-	**(273,935)**	-	**273,935**	-
Share based payments	-	**99,137**	-	-	**99,137**
As at December 31, 2019	**63,428,978**	**1,405,933**	**(307,687)**	**(49,419,821)**	**15,107,403**
As at July 1, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514
Net loss for the period	-	-	-	(3,921,521)	(3,921,521)
Exchange differences arising on translation of foreign operations	-	-	(353,936)	-	(353,936)
Total comprehensive loss	-	-	(353,936)	(3,921,521)	(4,275,457)
Share placement	8,560,221	-	-	-	8,560,221
Share issue costs	(505,490)	-	-	-	(505,490)
Conversion of employee rights	27,829	(27,829)	-	-	-
Share based payments	-	337,118	-	-	337,118
As at December 31, 2018	48,565,908	2,206,680	(285,019)	(40,303,663)	10,183,906

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019 8

 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWSFOR THE SIX MONTHS ENDED DECEMBER 31, 2019      Six Months Ended December 31, 2019US$  Six Months Ended December 31, 2018US$  Cash flows from operating activities      Payments to suppliers and employees  (5,082,888)  (5,261,837)  Interest paid  (39,153)  -  Interest received  117,836  44,557  Net cash flows used in operating activities  (5,004,205)  (5,217,280)  Cash flows from investing activities      Purchase of exploration and evaluation assets  (1,169,141)  (730,450)  Purchase of property, plant and equipment  (652,000)  (20,856)  Net cash flows used in investing activities  (1,821,141)  (751,306)  Cash flows from financing activities      Proceeds from issue of shares  14,557,710  8,560,221  Share issue costs  (689,008)  (481,621)  Repayment of borrowings  (95,727)  -  Payment of principal portion of lease liabilities  (33,088)  -  Net cash inflow from financing activities  13,739,887  8,078,600  Net increase in cash and cash equivalents  6,914,541  2,110,014  Net foreign exchange differences  46,171  235,518  Cash and cash equivalents at the beginning of the period  4,432,150  7,238,492  Cash and cash equivalents at the end of the period  11,392,862  9,584,024  The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019  11

   NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTSFOR THE SIX MONTHS ENDED DECEMBER 31, 20191. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIESThe interim consolidated financial statements of Piedmont Lithium Limited and its consolidated entities (collectively, the “Group”) for the six-months ended December 31, 2019 were authorised for issue in accordance with the resolution of the directors on March 6, 2020.Piedmont Lithium Limited (the “Company”) is a for profit company limited by shares, incorporated and domiciled in Australia, whose shares are publicly traded on the Australian Securities Exchange (“ASX”) and Nasdaq Capital Market (“NASDAQ”). The Group’s principal activities are the exploration and development of mineral resource properties.Basis of PreparationThis general-purpose financial report for the interim six-month reporting period ended December 31, 2019 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report of the Company for the year ended June 30, 2019 and any public announcements made by the Company and its controlled entities during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.The financial report has been prepared on a historical cost basis and is presented in United States dollars (US$).The consolidated financial statements have been prepared on a going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.The accounting policies and methods of computation adopted in the preparation of the interim financial report are consistent with those adopted and disclosed in the Group’s annual financial report for the financial year ended June 30, 2019, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards and with International Financial Reporting Standards.Statement of ComplianceIn the current period, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2019. New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:      AASB 16 LeasesInterpretation 23 Uncertainty over Income Tax TreatmentsAASB 2017-7 Amendments to Australian Accounting Standards – Long-term Interests in Associates and Joint VenturesAASB 2018-1 Amendments to Australian Accounting Standards – Annual Improvements 2015-2017 CycleAASB 2018-2 Amendments to Australian Accounting Standards – Plan Amendment, Curtailment or Settlement  The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Other than AASB 16, the other new standards have not had a material effect on the Group’s financial statements. A discussion on the adoption of AASB 16 is included in note 1(c).              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019  12

   NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTSFOR THE SIX MONTHS ENDED DECEMBER 31, 2019(Continued)1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)(c) Changes in Accounting PoliciesThe accounting policies adopted in the preparation of the half-year financial report are consistent with those applied in the preparation of the Group’s annual financial report for the year ended June 30, 2019, except for new standards, amendments to standards and interpretations effective July 1, 2019 as set out in note 1(b).AASB 16 LeasesThe Group applied AASB 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at July 1, 2019. Accordingly, the comparative information presented for 2018 and 2019 is not restated – i.e. it is presented, as previously reported, under AASB 117 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in AASB 16 have not generally been applied to comparative information.Definition of a leasePreviously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining whether an Arrangement contains a Lease. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in AASB 16.On transition to AASB 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied AASB 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under AASB 117 and IFRIC 4 were not reassessed for whether there is a lease under AASB 16.As a lesseeAs a lessee, the Group leases primarily property assets. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under AASB 16, the Group recognises right-of-use assets and lease liabilities for most of these leases – i.e. these leases are now on-balance sheet.At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price. However, for leases of property the Group has elected not to separate non-lease components and account for the lease and associated non-lease components as a single lease component.Leases classified as operating leases under AASB 117Previously, the Group classified property leases as operating leases under AASB 117. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at July 1, 2019. The Group has measured right-of-use assets at their carrying amount as if AASB 16 had been applied since the commencement date, discounted using the Group’s incremental borrowing rate at the date of initial application.              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019  13

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019
(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Changes in Accounting Policies (Continued)

AASB 16 *Leases* (Continued)

The Group used a number of practical expedients when applying AASB 16 to leases previously classified as operating leases under AASB 117. In particular, the Group:

- did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;
- did not recognise right-of-use assets and liabilities for leases of low value assets (e.g. IT equipment);
- excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and
- used hindsight when determining the lease term.

Leases classified as finance leases under AASB 117

The Group did not have any leases that were previously classified as finance leases under AASB 117.

Impact on transition

On transition to AASB 16, the Group recognised additional right-of-use assets and additional lease liabilities, recognising the difference in accumulated losses. The impact on transition is summarised below.

	As previously reported US$	AASB 16 adjustment US$	As adjusted at July 1, 2019 US$
Property, plant and equipment	26,195	222,116	248,311
Other financial liabilities	-	(235,125)	(235,125)
Accumulated losses	(46,204,768)	(13,009)	(46,217,777)

When measuring liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at July 1, 2019. The weighted average rate applied is 13%.

(d) Issued standards and interpretations not early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the reporting period ended December 31, 2019. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group's financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for Company
AASB 2018-6 Amendments to Australian Accounting Standards – Definition of a Business	January 1, 2020	July 1, 2020
AASB 2018-7 Amendments to Australian Accounting Standards – Definition of Material	January 1, 2020	July 1, 2020
Conceptual Framework for Financial Reporting (Conceptual Framework)	January 1, 2020	July 1, 2020
2019-1 Amendments to Australian Accounting Standards – References to the Conceptual Framework	January 1, 2020	July 1, 2020
AASB 2018-6 Amendments to Australian Accounting Standards – Definition of a Business	January 1, 2020	July 1, 2020

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019 12

   NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTSFOR THE SIX MONTHS ENDED DECEMBER 31, 2019(Continued)SEGMENT INFORMATIONAASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.INCOME AND EXPENSES    Six Months Ended December 31, 2019US$  Six Months Ended December 31, 2018US$  Finance income/(expenses)      Interest income  146,825  47,793  Interest expense  (39,153)  -  Total finance income/(expenses)  107,672  47,793  Other income/(expenses)      Net foreign exchange gain  46,171  235,518  Write-off of deposits  -  (20,000)  Total other income/(expenses)  46,171  215,518  4. EXPLORATION AND EVALUATION ASSETS  Piedmont Lithium ProjectUS$    Net book value at July 1, 2019  2,265,121  Additions1  2,119,177  Carrying amount at the end of the period 2,3  4,384,298  Notes:  1  2  3  During the six months ended December 31, 2019, the Group incurred acquisition costs of US$1,286,890 (relating to our owned properties) and option costs of US$832,287 (relating to our optioned properties) which have been capitalised as ‘exploration and evaluation assets’ as part of the Piedmont Lithium Project.As at December 31, 2019, the Company owns approximately 133 acres of surface property and the associated mineral rights and has entered into exclusive option agreements with local landowners, which upon exercise, allow the Group to purchase (or in some cases long-term lease) approximately 2,162 acres of surface property and the associated mineral rights from the private landowners, which comprise the Piedmont Lithium Project. For those properties under option, no liability has been recorded for the consideration payable to landowners if the Group chooses to exercise its option (refer to Note 10 for further details of contingent liabilities).The ultimate recoupment of costs carried for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas.              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019  15

PIEDMONT LITHIUM

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019
(Continued)

5. PROPERTY, PLANT AND EQUIPMENT

	Freehold land US$	Plant and Equipment US$	Right-of-Use Assets US$	Total US$
Carrying amount at July 1, 2019	-	26,195	-	26,195
Effect of adoption of AASB 16 (Note 1(c))	-	-	222,116	222,116
Carrying amount at July 1, 2019 (restated)	-	26,195	222,116	248,311
Additions	687,000	-	-	687,000
Depreciation and amortization	-	(5,937)	(38,377)	(44,314)
Carrying amount at December 31, 2019	687,000	20,258	183,739	890,997
- at cost	687,000	36,426	222,116	945,542
- accumulated depreciation and amortization	-	(16,168)	(38,377)	(54,545)

6. OTHER FINANCIAL LIABILITIES

	December 31, 2019 US$	June 30, 2019 US$
Current		
Loans and borrowings[1]	242,323	-
Lease liabilities	74,880	-
Total current other financial liabilities	317,203	-
Non-current		
Loans and borrowings[1]	611,987	-
Lease liabilities	127,156	-
Total non-current other financial liabilities	739,143	-
Total other financial liabilities	1,056,346	-

Notes:

1 At December 31, 2019, the Group had loans and borrowings relating to two surface properties that form part of 'exploration and evaluation assets'. The first has an outstanding balance of US$294,570 at December 31, 2019 and is repayable in monthly instalments until October 2023, based on an interest rate of 10%, and secured by the respective surface property. The second has an outstanding balance of US$559,740 and is repayable in monthly instalments until September 2022, based on an implied interest rate of 10%, and secured by the respective surface property.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019 14

PIEDMONT LITHIUM

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2019
(Continued)

7. CONTRIBUTED EQUITY

	December 31, 2019 US$	June 30, 2019 US$
Issued capital		
824,320,206 fully paid ordinary shares (June 30, 2019: 670,380,352)	63,428,978	48,853,707

(a) Movements in issued capital

Date	Details	Number of Ordinary Shares	Issue Price	US$
Jul 1, 2019	Opening balance	670,380,352		48,853,707
Jul 10, 2019	Share placement	145,000,000	A$0.145	14,557,710
Dec 20, 2019	Exercise of incentive options	8,939,854	-	706,570
Dec 31, 2019	Share issue costs	-	-	(689,009)
Dec 31, 2019	Closing balance	824,320,206		63,428,978

8. RESERVES

	December 31, 2019 US$	June 30, 2019 US$
Reserves		
Share based payments reserve (note 8(a))	1,405,933	2,287,301
Foreign currency translation reserve	(307,687)	(297,166)
	1,098,246	1,990,135

(a) Movements in share based payments reserve

Date	Details	Number of Incentive Options	Number of Performance Rights	US$
Jul 1, 2019	Opening balance	84,650,000	50,000	2,287,301
Various	Grant of incentive options	2,200,000	-	-
Dec 20, 2019	Exercise of incentive options	(31,500,000)	-	(706,570)
Dec 31, 2019	Expiration of incentive options	(16,500,000)	-	(273,935)
Dec 31, 2019	Share based payment expense	-	-	99,137
Dec 31, 2019	Closing balance	38,850,000	50,000	1,405,933

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019 15

   NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTSFOR THE SIX MONTHS ENDED DECEMBER 31, 2019(Continued)DIVIDENDS PAID OR PROVIDED FORNo dividend has been paid or provided for during the six months ended December 31, 2019 (December 31, 2018: nil).CONTINGENT ASSETS AND LIABILITIESAt December 31, 2019, the Group had entered into exclusive option agreements and/or land acquisition agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase (or in some cases long-term lease) approximately 2,162 acres of surface property and the associated mineral rights from the local landowners. Upon exercise of the option agreements, in the case of a purchase, the Group will generally pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus 50%, and in the case of a long-term lease, the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, generally between US$0.50 to US$2.00 per tonne of ore produced.SUBSEQUENT EVENTS AFTER BALANCE DATE(a) On February 11, 2020, the Company announced the proposed issue (subject to shareholder approval) of 2,000,000 fully paid ordinary shares to Non-Executive Directors and 6,000,000 incentive options and 2,250,000 performance rights to the Managing Director as part of remuneration arrangements and to incentivise continued performance.Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019  18

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Tower 2, Brookfield Place
123 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

Tel: +61 8 9365 7000
Fax: +61 8 9365 7001
www.deloitte.com.au

The Board of Directors
Piedmont Lithium Limited
Level 9, BGC Centre
28 The Esplanade
Perth, WA 6000

9 March 2020

Dear Board Members

Piedmont Lithium Limited

In accordance with section 307C of the *Corporations Act 2001*, I am pleased to provide the following declaration of independence to the directors of Piedmont Lithium Limited.

As lead audit partner for the review of the financial statements of Piedmont Lithium Limited for the half year ended 31 December 2019, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely,

DELOITTE TOUCHE TOHMATSU

David Newman
Partner
Chartered Accountants

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Asia Pacific Limited and the Deloitte Network

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Tower 2, Brookfield Place
123 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

Tel: +61 8 9365 7000
Fax: +61 8 9365 7001
www.deloitte.com.au

Independent Auditor's Review Report to the members of Piedmont Lithium Limited

We have reviewed the accompanying half-year financial report of Piedmont Lithium Limited, which comprises the condensed consolidated statement of financial position as at 31 December 2019, and the condensed consolidated statement of profit or loss and other comprehensive income, the condensed consolidated statement of cash flows and the condensed consolidated statement of changes in equity for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2019 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Piedmont Lithium Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Asia Pacific Limited and the Deloitte Network

Auditor’s Independence DeclarationIn conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Piedmont Lithium Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.ConclusionBased on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Piedmont Lithium Limited is not in accordance with the Corporations Act 2001, including:giving a true and fair view of the consolidated entity’s financial position as at 31 December 2019 and of its performance for the half-year ended on that date; andcomplying with Accounting Standard AASB 134 Interim Financial Reporting and theCorporations Regulations 2001.  DELOITTE TOUCHE TOHMATSU  David NewmanPartnerChartered Accountants Perth, 9 March 2020

 Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2019  20    Forward Looking StatementsThis report may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this report, to reflect the circumstances or events after the date of that report.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.The information contained in this report has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.Competent Persons StatementThe information in this report that relates to Exploration Results, Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.